(212) 318-6054

vadimavdeychik@paulhastings.com

April 16, 2021

Ms. Anu Dubey

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Company”)

File Numbers: 333-251492; 811-23157

Dear Ms. Dubey:

This letter responds to your additional comments provided to the undersigned with respect to the Registration Statement on Form N-2 (the “Registration Statement”) of the Company, which was filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2020 (SEC Accession No. 0001104659-20-137424).

The Company’s responses to your additional comments are reflected below. We have restated your comments for ease of reference. To the extent applicable, changes will be reflected in pre-effective amendment no. 1 to the Registration Statement (the “Amendment”), which will be marked to show all changes made since the initial filing of the Registration Statement. Capitalized terms used herein shall have the same meaning provided to them in the Registration Statement, unless otherwise indicated.

Comment 1:  Please confirm that an unqualified legal opinion will be issued with each takedown consistent with the guidance found in Staff Legal Bulletin No. 19.

Response:  The Company confirms that, in connection with any offering from the Registration Statement, the Company will file an unqualified opinion.

Comment 2:  Please revise the Portfolio Management section to state that each of the SIMNA and Oaktree portfolio managers are jointly and primarily responsible for the management of the Fund’s securitized credit allocations.

Response:   The Company respectfully submits that the language in question will revised as follows:

In managing the corporate credit, securitized credit and equity investment sleeves of the Fund, Messrs. Antonatos, Janus and Surugeon leverage the expertise of their colleagues on PSG’s investment teams, including Messrs. Erikson and Parker.  In addition, PSG leverages the securitized investment team at SIMNA, which manages a portion of the Fund’s securitized credit allocation, with a focus on its investments in residential mortgage-backed securities and related assets. PSG also leverages the expertise of Oaktree to manage a portion of the Fund’s securitized credit allocation, with a focus on its investments in CMBS and related assets. As investment adviser, PSG determines, and has oversight responsibility for, the Fund’s securitized credit allocations managed by Oaktree and SIMNA, respectively. See “Portfolio Management” — ‘SIMNA’ and ‘Oaktree’” for information about the Portfolio Managers at SIMNA and Oaktree.

Comment 3:  Where the disclosure has references to “certain exceptions” or “certain conditions and limitations” please consider whether there are any particular conditions or limitations that should be specifically described and if no, please explain why not.

Response:  The Company respectfully submits that the following underlined language will be added in the Amendment:

Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval by a vote of two-thirds of the votes entitled to be cast on the matter. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or statutory share exchange if the corporation is a party to the transaction or acquisitions approved or exempted by the charter or bylaws of the corporation.

and

The right of the corporation to redeem control shares is subject to certain conditions and limitations on when such control shares may be redeemed.

Comment 4:  Please consider providing more context regarding the “acquiring person statement” (e.g., reference to specific text in the MCSAA provision where that term is defined).

Response:   The Company respectfully submits that the following underlined language will be added in the amendment:

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as described by Section 3-703 of the Maryland General Corporation Law, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved.

Comment 5:  Please consider whether to include a statement on the consequences to shareholders of opting into the MCSAA.

Response:  The Company respectfully submits that that the following disclosure will be added in the Amendment:

2

The MCSAA may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in our control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then prevailing market price of such shares.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP